Mail Stop 4561

March 16, 2007

By U.S. Mail and facsimile to (313) 390-0500.

Kenneth R. Kent
Vice Chairman, Chief Financial Officer and Treasurer
Ford Motor Credit Company
One American Road
Dearborn, MI 48126

> **Re:** **Ford Motor Credit Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-06368**

Dear Mr. Kent:

We have reviewed your response filed with the Commission on March 6, 2007. We have the following additional comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

1. We note your response to prior comment 1 whereby you indicate that you believe it is "more likely than not" based on your evaluation of the preponderance of the evidence that you will hold any given receivable for the foreseeable future. On that basis, you believe you can assert, at origination, that you have the intent and ability to hold the particular individual receivable for the foreseeable future or maturity. SOP 01-6 requires an assertion that management has the intent and ability to hold the receivable for the foreseeable future or until maturity in order to

classify a receivable as held for investment. To the extent that this assertion can't be made, the receivables should be classified as held for sale and carried at the lower of cost or fair value. While SOP 01-6 does not provide prescriptive guidance on how to evaluate intent, the staff does not believe that the use of a "more likely than not" threshold is a reasonable interpretation of SOP 01-6's requirement for management to have the ability and intent to hold the receivable for the foreseeable future or until maturity. We believe that to the extent that management is unable to assert, at inception, that it is probable they will hold the receivable for the foreseeable future or maturity, then the receivables should be classified as held for sale. The staff does not object to the use of either an individual or portfolio approach for purposes of determining the amount of receivables that should be classified as held for sale, as long as the policy is consistently applied.   The staff also does not object to the company's conclusion that a one year timeframe would be an appropriate time horizon for assessing the foreseeable future since it is generally consistent with company's budgeting and forecasting practices. Please either revise your financial statements to comply with the above guidance or provide us with a SAB 99 materiality analysis to support your conclusion that the impact is not material. Please ensure your materiality analysis considers the effect on each of the primary financial statements, as well as any important trends or ratios.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief